Exhibit (a)(14)

Custody Account Bayer Schering GmbH as of 05.12.2006

Account Number: 644 4404950 /00
		Market Value EUR
1.	717200 Schering AG Shares Number of Shares 183.440.552	17.160.863.639,60

Account Number: 644 4404950 /02

2.	717200 Schering AG Shares Number of Shares 217.446	20.342.073,30

	Market Value	17.181.205.712,90

Düsseldorf, Dec. 05, 2006

COMMERZBANK AG Großkundencenter Region West